UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            SOUTH AMERICAN GOLD CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                     FILING:

                            WESTERN CONTINENTAL, INC.
                             W. Campbell, President
                           905 N. PINES ROAD, SUITE A
                            SPOKANE VALLEY, WA 99206
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 4, 2012
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No. _______________

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  WESTERN CONTINENTAL, INC.

         2.      Check the Appropriate Box if a Member of a Group

                             (a)                                    [     ]
                             (b)                                    [     ]

         3.      SEC Use 0nly

         4.      Source of Funds (See Instructions)                     OO
                                                                        --

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)              [  ]

         6.      Citizenship or Place of Organization:

                       Western Continental, Inc.                                                 State of Nevada
                                                                                                 ---------------

Number of              7.       Sole Voting Power (1)                                              10,000,000
shares
Shares
Beneficially by        8.       Shared Voting Power(1)                                             10,000,000
shares
Owned by Each
Reporting              9.       Sole Dispositive Power (1)                                         10,000,000
shares
Person With
Power                  10.    Shared Dispositive Power(1)                                          10,000,000 shares
                                                                                                              ------



         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                       WESTERN CONTINENTAL, INC.                                        10,000,000 shares
                                                                                        -----------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares           [   ]

         13.      Percent of Class Represented by Amount in Row (11)                          12.62%
                       Based on 79,211,890 shares of common stock issued and outstanding.

         14.      Type of Reporting Person

                       Western Continental, Inc.                            OO
                                                                         q   --

ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of South American Gold Corp., a Nevada Corporation. The address of its principal office is 3645 E. Main Street, Suite 119, Richmond, Indiana 47374.


ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is being filed on behalf of Western Continental, Inc.

(b) Western Continental, Inc.'s address is 905 N. Pines Road, Suite A, Spokane Valley, Washington 99206.

(c) Western Continental, Inc. is engaged in mining property investment and mining exploration.

(d) Western Continental, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Western Continental, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  State of Organization: Nevada


ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On September 4, 2012, Western Continental, Inc. ("Western Continental") entered into a definitive Lease with an Option to Purchase the Baltimore Silver Mine ("the Lease") with South American Gold Corp ("South American Gold.") As part of the Lease, South American Gold issued 10,000,000 shares of its restricted common stock to Western Continental.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Western Continental, Inc. is the direct holder of the shares of the Company and as such has the ability to vote the shares. Western Continental DOES NOT intend to and may influence the following corporate activities:


(a) The acquisition by any person of additional securities of Western Continental, Inc.

(b)      Not Applicable;

(c)      Not Applicable;

(d)      Not Applicable;

(e)      Not Applicable;

(f)      Not Applicable;

(g)      Not Applicable;

(h)      Not Applicable;

(i)      Not Applicable; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of South American Gold Corp's common stock reported below is based on the statement that there are 79,211,890 shares of South American Gold Corp's common stock issued and outstanding.

(a) Western Continental directly owns 10,00,000 shares of South American Gold Corp's common stock, which is 12.62% of the issued and outstanding common stock issued and outstanding at the time of this filing.

         (Based on 79,211,890 shares of common stock issued and outstanding. Does not assume the exercise or conversion of any other equity instruments South American Gold Corp may have issued.)

(b) Mr. W. Campbell is the President of Western Continental, Inc. and has the authority at the direction of the Board of Directors to vote the shares of South American Gold Corp held by Western Continental, Inc.

(c) Other than the purchases as set forth herein, there have been no other transactions in shares of South American Gold Corp's common stock effected by Western Continental, Inc. during the past 60 days.

(d) No person other than Western Continental, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of South American Gold Corp's common stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 4, 2012, Western Continental, Inc. ("Western Continental") entered into a definitive Lease with an Option to Purchase the Baltimore Silver Mine ("the Lease") with South American Gold Corp ("South American Gold.") As part of the Lease, South American Gold issued 10,000,000 shares of its restricted common stock to Western Continental.

Mr. W. Campbell is the President of Western Continental, Inc. and has the authority at the direction of the Board of Directors to vote the shares of South American Gold Corp held by Western Continental, Inc.

Western Continental, Inc. has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of South American Gold Corp, other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 20, 2012                 SOUTH AMERICAN GOLD CORP.



                                   /s/W. Campbell
                                      --------------------------------------
                                      W. Campbell, Chief Executive Officer